UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Definitive Agreements with Kitanihon Pharmaceutical Co., Ltd.

On December 1, 2021, Universe Pharmaceuticals INC (the “Company”), entered into definitive agreements (the “Agreements”) with Kitanihon Pharmaceutical Co., Ltd. (“Kitanihon”), a Japanese pharmaceutical company, pursuant to which (i) both parties will build a manufacturing facility in Ji’an, Jiangxi, China, for the manufacturing and research and development of traditional Chinese medicine derivatives products, with an aggregate area of over 430,000 square feet, and the Company will bear the costs associated with building the facility, and (ii) the Company will purchase 464 shares of Kitanihon for an aggregate of JPY176.32 million (approximately US$1.56 million).

In relation to the Agreements, Sununion Holding Group Limited (“Sununion”), the controlling shareholder of the Company wholly owned by Mr. Gang Lai, the chief executive officer and chairman of the board of directors of the Company, entered into an agreement with Mr. Gang Lai and Kitanihon on December 1, 2021, pursuant to which Kitanihon authorizes the Company to use certain of its intangible assets, including technologies and certain intellectual properties, in exchange for which Mr. Gang Lai will transfer ordinary shares of Sununion owned by him and valued at US$2.5 million to Kitanihon.

EXHIBIT INDEX

Number	Description of Exhibit

1.1	Strategic Cooperation Agreement by and between Universe Pharmaceuticals INC and Kitanihon Pharmaceutical Co., Ltd., dated December 1, 2021
1.2	Share Purchase Agreement by and among Universe Pharmaceuticals INC, Kitanihon Pharmaceutical Co., Ltd., and Nishimura Ichiro, dated December 1, 2021
1.3	Cooperation Agreement on Manufacturing Facility Construction Project by and between Universe Pharmaceuticals INC and Kitanihon Pharmaceutical Co., Ltd., dated December 1, 2021
1.4	Share Transfer Agreement by and among Sununion Holding Group Ltd., Kitanihon Pharmaceutical Co., Ltd., and Gang Lai, dated December 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: December 10, 2021	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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